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                          July 19, 2021

       Michelle Ngo
       Chief Financial Officer
       Kilroy Realty Corp
       12200 W. Olympic Boulevard, Suite 200
       Los Angeles, CA 90064

                                                        Re: Kilroy Realty Corp
                                                            Form 10-K for the
year ended December 31, 2020
                                                            Filed February 12,
2021
                                                            Form 8-K
                                                            Filed April 29,
2021
                                                            File No. 001-12675

       Dear Ms. Ngo:

             We have reviewed your filings and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 8-K

       Exhibit 99.1, page 11

   1. Please revise to remove "GAAP" from the title of the non-GAAP measure presented in the table on page 11 to the
extent that a similar measure is presented in future filings.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

               You may contact William Demarest, Staff Accountant at 202-551-3432 or
       Kristi Marrone, Staff Accountant at 202-551-3429 if you have any questions.
 Michelle Ngo
Kilroy Realty Corp
July 19, 2021
Page 2

FirstName LastNameMichelle Ngo    Sincerely,
Comapany NameKilroy Realty Corp
                                  Division of Corporation Finance
July 19, 2021 Page 2              Office of Real Estate & Construction
FirstName LastName